Exhibit 99.1

编号：YDX-TJJH-202302-011

股权转让协议

Equity Transfer Agreement

甲方：塑泰(天津)包装材料有限公司(以下简称“塑泰”或“买方”)

Party A: Sutai (Tianjin) Packaging Materials Co., Ltd. (hereinafter referred to as “Sutai” or “Buyer”)

统一社会信用代码：91120222MA05UT805J

Unified social credit code: 91120222MA05UT805J

法定代表人：李辉

Legal representative: Li Hui

乙方：江苏易电行电动科技有限公司(以下简称“江苏易电行”或“卖方”)

Party B: Jiangsu EZGO Electric Technologies Co., Ltd. (hereinafter referred to as “Jiangsu EZGO” or “Seller”)

统一社会信用代码：91320412MA1YTEQU70

Unified social credit code: 91320412MA1YTEQU70

法定代表人：叶剑辉

Legal representative: Ye Jianhui

丙方：天津嘉豪自行车有限公司(以下简称“标的公司”或“丙方”)

Party C: Tianjin Jiahao Bicycle Co., Ltd. (hereinafter referred to as “the target company” or “Party C”)

统一社会信用代码：91120222666124691U

Unified social credit code: 9112022266124691U

法定代表人：叶剑辉

Legal representative: Ye Jianhui

(以上单独称“一方”，合并称“各方”)

(The above are individually referred to as “Party” and collectively referred to as “Parties”)

编号：YDX-TJJH-202302-011

鉴于：

WHEREAS:

1、	乙方持有天津嘉豪自行车有限公司(以下简称“标的公司”或“丙方”)100%股权。

1. Party B holds 100% of the equity of Tianjin Jiahao Bicycle Co., Ltd. (hereinafter referred to as “the target company” or “Party C”).

2、	天津嘉豪自行车有限公司拥有位于天津武清区汊沽港镇祥园道184号，房产证号津字第122011320879号，使用年限终止日期2057-12-04， 使用权占地面积：35047.8 平米、土地约合： 52.5717亩，土地性质为工业用地，地上建筑物：厂房一面积4422.57平米、厂房二面积1152平米、共计5574.57平方米，办公楼3800平米(未取得房产证)面积，地上建筑及设施还包括：围墙、厂区道路、供水、供电、供热系统。

2. Tianjin Jiahao Bicycle Co., Ltd. is located at No. 184, Xiangyuan Road, Chagugang Town, Wuqing District, Tianjin, with the house property certificate No. 122011320879, the expiry date of the service life of 2057-12-04, the land use right covers an area of 35047.8 square meters, the land is about 52.5717 mu, and the nature of the land is industrial land. The buildings on the ground: the area of plant I is 4422.57 square meters, the area of plant II is 1152 square meters, a total of 5574.57 square meters. The office building covers an area of 3800 square meters (without a property certificate), and the aboveground buildings and facilities also include: walls, plant roads, water supply, power supply, and heating systems.

3、	甲方拟通过收购标的公司100%股权(以下简称“股权收购”)的方式实现对标的公司持有的土地、房产等资产实现收购(以下简称“本次收购”)。

3. Party A intends to acquire the land, real estate and other assets held by the target company (hereinafter referred to as “the acquisition”) by acquiring 100% of the equity of the target company (hereinafter referred to as “the acquisition”).

编号：YDX-TJJH-202302-011

基于前述，为明确各方在本次收购中的相关权利与义务，各方现依据相关法律法规、规范性文件的规定，就本次收购的相关事宜达成如下协议，以资共同信守：

Based on the foregoing, in order to clarify the relevant rights and obligations of the parties in this acquisition, the parties hereby reach the following agreement on the relevant matters of this acquisition in accordance with the provisions of relevant laws, regulations and normative documents, in order to jointly abide by:

第一条  收购价款及核心条款约定

Article 1 Purchase Price and Core Terms

1、	甲方收购乙方所持有的标的公司100%股权，收购价款为人民币4,400万元(大写：人民币肆仟肆佰万元整)。

1. Party A purchases 100% of the equity of the target company held by Party B at the purchase price of 44 million yuan (in words: forty-four million yuan only).

2、	具体付款及工作安排如下：

2. The specific payment and work arrangement are as follows:

(1) 股权收购预付款

(1) Advance payment for equity acquisition

甲方于本协议签署之日向乙方指定收款账户支付人民币400万元(大写：人民币肆佰万元整)，作为本次股权收购的预付款。乙方在收到此款项后，应配合甲方将持有的标的公司100%股权过户至特殊目的公司。

On the date of signing this agreement, Party A shall pay 4 million yuan (in words: four million yuan only) to the designated collection account of Party B as the advance payment for this equity acquisition. After receiving this payment, Party B shall cooperate with Party A to transfer 100% equity of the target company to the special purpose company.

乙方指定收款账户信息如下：

Party B’s designated collection account information is as follows:

乙方指定收款账户信息：

Party B’s designated collection account information:

收款人：江苏易电行电动科技有限公司

收款账号：************

收款银行：中国农业银行股份有限公司常州芙蓉支行

Beneficiary: Jiangsu EZGO Electric Technologies Co., Ltd.

Collection account number: ************

Beneficiary bank: Agricultural Bank of China Limited Changzhou Furong Sub-branch

编号：YDX-TJJH-202302-011

(2) 第一笔股权收购款

(2) The first payment for the equity acquisition

自标的公司100%股权过户至特殊目的公司(产生的交易税费均由甲方承担)之日起20个工作日内，甲方应向乙方上述指定账户合计支付人民币2,000万元(大写：贰仟万元整)，作为甲方支付给乙方的第一笔股权收购款。甲方支付第一笔股权收购款的时间应不迟于2023年3月31日。该笔款项成功汇至乙方指定账户后，甲方支付的预付款即时转为第一笔股权收购款的一部分，即此时第一笔股权收购款合计人民币2,400万元(大写：贰仟肆佰万元整)。

Within 20 working days from the date of 100% equity transfer of the target company to the special purpose company (all transaction taxes incurred shall be borne by Party A), Party A shall pay a total of 20 million yuan (in words: twenty million yuan only) to the above-mentioned designated account of Party B as the first equity purchase payment paid by Party A to Party B. Party A shall pay the first equity purchase price no later than March 31, 2023. After this payment has been successfully remitted to the account designated by Party B, the advance payment paid by Party A will be immediately converted into a part of the first equity purchase payment, that is, the total amount of the first equity purchase payment is 24 million yuan (in words: twenty-four million yuan only).

(3) 乙方收到甲方支付的第一笔股权收购款后，随即释放对特殊目的公司的控制，并配合将特殊目的公司的100%股权转让给甲方，该过程产生的一切税费由甲方承担。

(3) After receiving the first equity purchase payment paid by Party A, Party B will immediately release its control over the special purpose company and cooperate in transferring 100% of the equity of the special purpose company to Party A, and all taxes arising from this process shall be borne by Party A.

编号：YDX-TJJH-202302-011

(4) 第二笔股权收购款

(4) The second payment for the equity acquisition

自甲方取得特殊目的公司股权的工商变更登记办理完毕之日(以工商登记机关出具的受理回执为准)起至2023年5月10日前，甲方需向乙方支付人民币800万元(大写：捌佰万元整)。至此，甲方累计支付股权收购款为人民币3,200万元(大写：叁仟贰佰万元整)。

From the date when Party A has completed the industrial and commercial change registration of acquiring the equity of the special purpose company (subject to the acceptance receipt issued by the industrial and commercial registration authority) to May 10, 2023, Party A shall pay Party B 8 million yuan (in words: eight million yuan only). So far, Party A has paid 32 million yuan (in words: thirty-two million yuan only) for equity acquisition.

(5) 第三笔股权收购款

(5) The third payment for equity acquisition

乙方同意甲方分两年(八个季度，按季度支付)支付剩余股权收购款即第三笔股权收购款人民币1200万元(大写：壹仟贰佰万元整)，甲方需向乙方支付未支付的股权收购款的资金占用费，费用按年化6%、单利计算(计息起始日为甲方支付第二笔股权收购款之日)，于每期分期款支付时一并向乙方支付，即甲方每个季度需向乙方支付股权收购分期款本金150万元，及资金占用费，具体还款安排详见下表：

Party B agrees that Party A shall pay the remaining equity purchase price, i.e. the third equity purchase price of 12 million yuan (in words: twelve million yuan only) in two years (eight quarters, quarterly payment). Party A shall pay to Party B the capital occupation fee of the unpaid equity purchase payment, which shall be calculated at an annual rate of 6% and simple interest (the starting date of interest calculation is the date on which Party A pays the second equity purchase payment), and shall pay to Party B together with each installment payment, that is, Party A shall pay to Party B the equity purchase installment principal of 1.5 million yuan and the capital occupation fee every quarter. See the following table for specific repayment arrangements:

甲方分期还款时间点	分期还款金额(单位：元)
2023年8月10日	1,680,000
2023年11月10日	1,657,500
2024年2月10日	1,635,000
2024年5月10日	1,612,500
2024年8月10日	1,590,000
2024年11月10日	1,567,500
2025年2月10日	1,545,000
2025年5月10日	1,522,500

编号：YDX-TJJH-202302-011

(6) 各方协商一致：甲方实际控制人李辉及标的公司为甲方第二笔和第三笔股权收购款的支付提供连带责任担保，需分别与乙方另行签署担保协议，担保协议生效日期为特殊目的公司股权过户至甲方的工商变更登记办理完毕之日(以工商登记机关出具的受理回执为准)。且甲方需将标的公司25%股权于2023年6月30日前质押给乙方或乙方指定主体，标的公司的股权质押期限届满日为2025年5月10日。

(6) The parties agreed that Li Hui, the actual controller of Party A, and the target company provide joint and several liability guarantee for the payment of the second and third equity purchase payments of Party A, and they need to sign a separate guarantee agreement with Party B. The effective date of the guarantee agreement is the date from the transfer of the equity of the special purpose company to the completion of the industrial and commercial change registration of Party A (subject to the acceptance receipt issued by the industrial and commercial registration authority). In addition, Party A shall pledge 25% of the equity of the target company to Party B or the entity designated by Party B before June 30, 2023, and the expiration date of the equity pledge of the target company is May 10, 2025.

3、 甲乙双方确认，在股权收购过程中产生的评估费(乙方因信息披露需要而聘请的资产评估机构的费用由乙方自行承担)、审计费、手续费、官方登记费用及各项税费等，均由甲方承担。

3. Party A and Party B confirm that the assessment fee (the cost of the asset assessment agency hired by Party B for the purpose of information disclosure shall be borne by Party B), audit fee, handling fee, official registration fee and various taxes and fees incurred in the process of equity acquisition shall be borne by Party A.

4、 本协议签署后，若出现因乙方原因导致标的公司股权无法转让、标的公司存在未披露的影响本次交易的重大债务、土地和房产存在第三方权利瑕疵的，甲方有权单方以书面通知的方式通知乙方及标的公司解除本协议。乙方应在收到甲方书面通知之日起【3】个工作日内，将已收取的甲方已支付款项全部退还予甲方，并向甲方支付人民币200万元作为违约金。逾期不退还的，加计自甲方实际付款之日起、以未支付的款项为本金计算所得的相应利息(利率按同期LPR利率计算)，逾期超过10个自然日的，还需支付甲方已付款项10%作为违约金。退款完成后，本协议自动失效，双方不再继续履行本协议项下约定的义务，不再继续享受本协议约定的权利。

4. After the signing of this agreement, if (i)the equity of the target company cannot be transferred due to Party B’s reasons, or (ii)the target company has undisclosed major debts that affect this transaction, or (iii)there are defects in the rights of third parties in land and property, Party A has the right to unilaterally notify Party B and the target company to terminate this agreement by written notice. Party B shall, within [3] working days from the date of receiving the written notice from Party A, return all the payments received from Party A to Party A and pay Party A 2 million yuan as liquidated damages. If Party B fails to return the overdue amount, the corresponding interest calculated from the date of actual payment by Party A with the unpaid amount as the principal (the interest rate is calculated according to the LPR interest rate of the same period) shall be added. If the overdue amount exceeds 10 natural days, 10% of the amount paid by Party A shall also be paid as liquidated damages. After the refund is completed, this agreement will automatically become invalid, and both parties will no longer continue to perform the obligations and enjoy the rights agreed in this agreement.

编号：YDX-TJJH-202302-011

5、 各方在此不可撤销地约定：自甲方付完第一笔股权收购款当天，乙方需将特殊目的公司及标的公司全部资料完整移交予甲方，相关资料包括但不限于特殊目的公司及标的公司已有的所有工商、税务及银行资料，章印(不含法人章)及证照，标的公司拥有的土地及房产权属证书原件、固定资产及在建工程采购购置文件(如有)等，具体以交割清单为准。甲方需指定专人于本次收购房产现场进行现场交接，乙方及标的公司承诺无条件配合甲方的接管工作，乙方按土地及房屋现状进行交接，甲乙双方应就交接事项签署书面文件确认交割完成情况。自甲方付完全部转让价款之日起，甲方即对标的公司享有全部股东权利及房产、土地，乙方不再享有相关权利。

5. The parties hereby irrevocably agree that from the day when Party A pays the first equity purchase price, Party B shall hand over all the information of the special purpose company and the target company to Party A. The relevant information includes but is not limited to: (i) all the industrial and commercial, tax and banking information of the special purpose company and the target company, (ii) the seal (excluding the legal person seal) and the certificate, and (iii) the original of the land and property ownership certificate owned by the target company, (iv) Purchase documents of fixed assets and construction in progress (if any), etc. The delivery list shall prevail. Party A needs to designate a special person to carry out on-site handover at the site of this acquisition of the property. Party B and the target company promise to cooperate unconditionally with Party A’s takeover work, and Party B will carry out the handover according to the current situation of the land and the property. Both parties shall sign a written document on the handover matters to confirm the completion of the delivery. From the date when Party A has paid all the transfer price, Party A shall enjoy all shareholder rights, property and land of the target company, and Party B shall no longer enjoy relevant rights.

第二条  声明、保证与承诺

Article 2 Statement, guarantee and commitment

1、 甲方向乙方不可撤销地声明、保证及承诺如下：

1. Party A irrevocably represents, warrants and promises to Party B as follows:

(1)	甲方为依照中华人民共和国法律法规合法成立并存续的有限责任公司，完全具有实施本次收购的权利和能力，且签署及履行本协议不会违反对其有约束力的任何及所有法律文件，包括但不限于公司章程、已签署的合同或协议等；

(1) Party A is a limited liability company legally established and existing in accordance with the laws and regulations of the People’s Republic of China, and fully has the right and ability to implement this acquisition, and the signing and performance of this agreement will not violate any and all legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc;

编号：YDX-TJJH-202302-011

(2)	甲方已取得签订和履行本协议所需的一切同意、批准、授权和许可，其实施本次收购的行为符合有关法律法规的规定，且未违反甲方内部的文件、规章和章程的规定，甲方的有权部门业已批准本协议所述的投资事宜，并出具了合法有效的相关文件。

(2) Party A has obtained all the consents, approvals, authorizations and permits required for the signing and performance of this agreement, and its implementation of this acquisition conforms to the provisions of relevant laws and regulations, and does not violate the provisions of Party A’s internal documents, rules and articles of association. The competent department of Party A has approved the investment matters described in this agreement and issued legal and effective relevant documents.

(3)	甲方承诺支付本协议项下资金来源合法、合规，资金来源不存在违反国家法律法规的任何规定，若因此造成乙方损失的，甲方将赔偿乙方由此造成的全部经济损失。

(3) Party A promises to pay for the legal and compliant source of funds under this agreement, and the source of funds does not violate any provisions of national laws and regulations. If Party B suffers losses as a result, Party A will compensate Party B for all economic losses caused thereby.

2、 乙方向甲方不可撤销地声明、保证及承诺如下：

2. Party B irrevocably represents, warrants and promises to Party A as follows:

(1)	乙方是标的公司100%股权拥有人，对本次交易有完全的控制权表决权及处置权，乙方将按本协议约定，对标的公司的债权债务进行清理(甲方已知悉的土地未按期竣工违约金及罚款除外)，特殊目的公司将股权过户至甲方名下之前，标的公司若存在未剥离债务或存在因税务风险产生罚金(如因标的公司经营产生的补税等)，需由乙方自行。

(1) Party B is the 100% equity owner of the target company and has full control, voting rights and disposal rights for this transaction Party B will clean up the creditor’s rights and debts of the target company according to the agreement (except for the liquidated damages and fines for the delayed completion of the land known to Party A) Before the special purpose company transfers its equity to the name of Party A, if the target company has any debt that has not been divested or there is a penalty due to tax risks (such as tax compensation due to the operation of the target company), Party B shall be responsible for it.

编号：YDX-TJJH-202302-011

(2)	乙方就本次交易相关陈述均为真实有效，有权签署并履行本协议，若因此给甲方造成损失的，需赔偿甲方全部经济损失。

(2) Party B’s statements about this transaction are true and valid, and has the right to sign and perform this agreement. If any loss is caused to Party A, Party B shall compensate Party A for all economic losses.

3、丙方向甲方不可撤销地声明、保证及承诺如下：

3. Party C irrevocably represents, warrants and promises to Party A as follows:

(1)	丙方为依照中华人民共和国法律法规合法成立并存续的有限责任公司，完全具有接受甲方本次收购的权利和能力，且签署及履行本协议不会违反对其有约束力的任何及所有法律文件，包括但不限于公司章程、已签署的合同或协议等。

(1) Party C is a limited liability company legally established and existing in accordance with the laws and regulations of the People’s Republic of China, and has the right and ability to accept the acquisition of Party A. The signing and performance of this agreement will not violate any and all legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.

(2)	丙方对其名下持有的土地及房产，均拥有合法、完整的所有权。丙方保证，将按本协议约定，配合乙方对本公司的债权债务进行清理。如因丙方存在未披露的土地及房产抵押、担保、质押情形而导致本次收购交易无法推进的，或导致甲方因此需要承担诉讼、索赔、损失、损害、赔偿等支出的，应赔偿甲方由此造成的全部经济损失。

(2) Party C has legal and complete ownership of the land and property held in its name. Party C guarantees that it will cooperate with Party B to clean up the company’s creditor’s rights and debts according to the agreement. If the acquisition transaction cannot be advanced due to the undisclosed land and property mortgage, guarantee and pledge of Party C, or Party A needs to bear litigation, claim, loss, damage, compensation and other expenses, Party B shall compensate Party A for all economic losses caused thereby.

(3)	丙方已取得签订和履行本协议所需的一切同意、批准、授权和许可，丙方接受甲方本次收购的行为符合有关法律法规的规定，且未违反丙方内部的文件、规章和章程的规定，丙方的有权部门业已批准本协议所述的股转事宜并形成了合法有效的相应股东会决议。

(3) Party C has obtained all the consents, approvals, authorizations and licenses necessary for the signing and performance of this Agreement. Party C’s acceptance of Party A’s acquisition conforms to the provisions of relevant laws and regulations, and does not violate the provisions of Party C’s internal documents, rules and articles of association. The competent department of Party C has also approved the share transfer matters described in this agreement and formed a legal and effective resolution of the corresponding shareholders’ meeting.

编号：YDX-TJJH-202302-011

第三条  违约条款

Article 3 Breach of contract

1、	协议签订之日起至2023年3月31日止，若因甲方原因导致甲方贷款失败或者甲方无法完成第一笔股权转让价款支付的，视为甲方违约，乙方有权即时终止本协议，甲方已支付的400万元预付款的50%即200万元作为违约款，剩余款项乙方于3个工作日内退给甲方。

1. From the date of signing the agreement to March 31, 2023, if Party A’s loan fails or Party A is unable to complete the first payment of the equity transfer price due to Party A’s reason, it shall be deemed as Party A’s breach of contract, and Party B has the right to immediately terminate this agreement. 50% of the advance payment of 4 million yuan paid by Party A, i.e. 2 million yuan, shall be used as the default payment, and the remaining amount shall be returned to Party A within 3 working days.

2、	协议签订之日起至2023年3月31日止，由于乙方原因导致甲方贷款失败的，视为乙方违约，乙方应即时退还甲方已支付的预付款，乙方退回该预付款项后，本协议自动终止。若因政府及相关行政主管部门原因或者其他不可抗力因素导致交易失败的，本协议解除，乙方全额退回甲方已支付的全部款项，双方均无需承担任何违约责任。

2. From the date of signing the agreement to March 31, 2023, if Party A’s loan fails due to Party B’s reason, it shall be deemed as Party B’s breach of contract, and Party B shall immediately return the advance payment paid by Party A. After Party B returns the advance payment, this agreement will automatically terminate. If the transaction fails due to the reasons of the government and relevant administrative departments or other force majeure factors, this agreement shall be terminated, and Party B shall return all the payments paid by Party A in full, and neither party shall bear any liability for breach of contract.

3、	自特殊目的公司股权过户至甲方之日起(以工商登记机关出具的受理回执为准)，如甲方任何一期逾期付款，每逾期一日应按照同期LPR利率、以未支付的款项为本金计算所得的相应利息向乙方支付违约金，逾期超过10日，乙方有权解除合同，同时甲方还需支付未付款项10%作为违约金。

3. From the date of the transfer of the equity of the special purpose company to Party A (subject to the acceptance receipt issued by the industrial and commercial registration authority), if Party A delays any payment, it shall pay liquidated damages to Party B at the LPR interest rate of the same period and the corresponding interest calculated based on the unpaid amount as the principal for each overdue day. If the delay exceeds 10 days, Party B has the right to terminate the contract, and Party A shall also pay 10% of the unpaid amount as liquidated damages.

4、	各方一致确认因本协议约定的全部相关违约事宜，违约方除需履行前述违约责任条款的约定外，还需向守约方承担因上述违约导致的直接或间接经济损失(包括但不限于仲裁费、诉讼费、保全费、担保费、公证费、评估费、律师费、交通费等一切维权损失)。

4. All parties agree that due to all relevant breach of this agreement, the breaching party shall, in addition to fulfilling the provisions of the liability for breach of contract, bear the direct or indirect economic losses (including but not limited to arbitration fees, litigation fees, preservation fees, security fees, notarization fees, assessment fees, attorney fees, transportation fees and other rights protection losses) caused by the breach to the observant party.

编号：YDX-TJJH-202302-011

第四条  保密

Article 4 Confidentiality

1、 各方保证，对因本次收购而了解到的各方相关资料及信息严格保密。有关本次收购的任何资料(包括资料的内容及资料本身的存在)均属保密信息，除法律法规另有规定或本协议各方另有约定外，任何一方均不得向任何无关的第三方透露。

1. Each party guarantees to keep strictly confidential the relevant data and information of each party learned from this acquisition. Any information related to this acquisition (including the content of the information and the existence of the information itself) is confidential information. Unless otherwise stipulated by laws and regulations or agreed by the parties hereto, neither party shall disclose it to any unrelated third party.

2、 若根据法律法规的要求必须进行信息披露，则必须进行披露信息的一方(以下简称“法定披露方”)应在披露或提交信息之前的合理时间征求该披露信息所涉及一方(以下简称“被披露方”)有关本次信息披露和提交的意见。且如被披露方提出要求，披露方应尽可能为所披露或提交的信息争取保密待遇。

2. If information disclosure is required by laws and regulations, the party that must disclose the information (hereinafter referred to as the “legal disclosing party”) shall, at a reasonable time before the disclosure or submission of the information, seek the opinions of the party involved in the disclosure of the information (hereinafter referred to as the “disclosed party”) on the disclosure and submission of the information. And if required by the disclosing party, the disclosing party shall strive for confidential treatment for the information disclosed or submitted as far as possible.

3、 甲乙双方一致确认：因乙方为美国上市公司下属企业，本次股权转让事宜涉及披露要求，甲方同意配合乙方就本次股转事项进行公开披露。

3. Party A and Party B have unanimously confirmed that since Party B is a subsidiary of a listed company in the United States. This equity transfer involves disclosure requirements, and Party A agrees to cooperate with Party B in the public disclosure of this equity transfer.

编号：YDX-TJJH-202302-011

第五条  通知与送达

Article 5 Notice and service

1、 按照本协议要求由一方发给另一方的通知、指示或其他文件等可经专人递交，或以(预付邮资的)航空挂号信件、公认的快递服务、电话、微信、传真等形式，依照本协议签署页所预留的联系方式发送给对方。

1. Notices, instructions or other documents sent by one party to the other party in accordance with the requirements of this Agreement may be delivered by hand or sent to the other party in the form of (prepaid) registered airmail, recognized express service, telephone, WeChat, fax, etc. in accordance with the contact method reserved on the signature page of this Agreement.

2、上述通知、指示或文件等的被视为送达日期应按如下方法确定：

2. The deemed delivery date of the above notice, instruction or document shall be determined as follows:

(1)	专人递交的书面通知或文件在专人递交之日视为有效送达。

(1) The written notice or document delivered by the specially-assigned person shall be deemed to be effectively delivered on the date of delivery by the specially-assigned person.

(2)	以(预付邮资的)航空挂号信件发出的书面通知或文件，应在寄出日(以邮戳为凭)后第7日视为有效送达。

(2) A written notice or document sent by (prepaid) registered airmail shall be deemed to have been effectively delivered on the 7th day after the date of mailing (based on the postmark).

(3)	以快递发送的书面通知或文件应于交予公认的快递服务发送后的第3日视为有效送达。

(3) A written notice or document sent by express shall be deemed to have been effectively delivered on the 3rd day after it is delivered to a recognized express service.

(4)	以电子邮件方式发送的，在电子邮件在发出方的邮件系统中被记录为已发送的即视为有效送达。

(4) If it is sent by email, it shall be deemed as effective delivery if it is recorded as sent in the email system of the sender.

(5)	以电话或微信、传真等即时通信形式通知的，在发出方的消息记录中被记录为已成功拨出、发送的即视为有效送达。

(5) If the notice is sent by telephone, WeChat, fax or other instant communication, it shall be deemed as effective delivery if it is recorded as successfully dialed and sent in the sender’s message record.

3、 本协议各方在签署页预留的地址及联系方式均是各方有效的地址及联系方式，任何一方因地址或者联系方式发生变更的，应当及时书面通知对方，否则按照本协议签署页预留的地址及联系方式发出的通知、指示或文件等，仍依照前款约定视为有效送达。

3. The addresses and contact information reserved by each party on the signature page of this agreement are the valid addresses and contact information of each party. If either party changes its address or contact information, it shall notify the other party in writing in time. Otherwise, the notices, instructions or documents sent according to the addresses and contact information reserved on the signature page of this agreement shall still be deemed to be effectively delivered in accordance with the provisions of the preceding paragraph.

编号：YDX-TJJH-202302-011

第六条 适用法律和争端解决

Article 6 Applicable Law and Dispute Settlement

1、 本协议履行及解释适用中国法律。

1. The performance and interpretation of this agreement shall be governed by Chinese laws.

2、  因本协议履行出现任何争议的，争议各方应先友好协商解决，协商不成，争议各方均可向标的公司所在地有管辖权的人民法院诉讼。

2. In case of any dispute arising from the performance of this agreement, the parties to the dispute shall first settle it through friendly negotiation. If the negotiation fails, the parties to the dispute may bring a lawsuit to the people’s court with jurisdiction in the place where the target company is located.

第七条 其他

Article 7 Others

1、 本协议自各方签字或盖章之日起生效。

1. This agreement shall come into force as of the date of signature or seal of each party.

2、 本协议相关的补充协议、通知、要求、意见等，均应采用书面形式。

2. Supplementary agreements, notices, requirements, opinions, etc. related to this agreement shall be in writing.

3、甲乙双方一致确认：双方后续因进行税务及工商变更需要而签署的工商版本股权转让协议，仅为满足上述目的之需要。双方因股权转让产生的一切权利和义务约定均以本协议为准。

3. Party A and Party B agree that the industrial and commercial version of the equity transfer agreement signed by both parties for the purpose of tax and industrial and commercial changes is only for the purpose of meeting the above. All rights and obligations of both parties arising from equity transfer shall be subject to this agreement.

4、 各方一致同意，本次收购中特殊目的公司及标的公司税务变更、工商变更等手续均由【李清林】(身份证号：232622197809124911)全程主导办理，甲乙双方及时协助。

4. All parties agree that the procedures of tax change and industrial and commercial change of the special purpose company and the target company in this acquisition shall be handled by [Li Qinglin] (National ID number: 232622197809124911) throughout the whole process, and both parties shall provide timely assistance.

5、 本协议壹式叁份，签约各方各执一份，各份均具有同等法律效力。

5. This agreement is made in triplicate, with each party holding one copy, each of which has the same legal effect.

编号：YDX-TJJH-202302-011

(本页无正文，为《股权转让协议》之签署页)

(This page has no text and is the signature page of the Equity Transfer Agreement)

甲方(盖章)：塑泰(天津)包装材料有限公司

法定代表人或授权代表(签字)：/s/ 李辉

联系人：李辉

联系地址：天津市武清区石各庄镇南外环路9号

电子邮箱：

手机号：************

签署日期: 2023年2月13日

Party A (seal): Sutai (Tianjin) Packaging Materials Co., Ltd.

Legal representative or authorized representative (signature): /s/ Li Hui

Contact: Li Hui

Contact address: No. 9, South Outer Ring Road, Shigezhuang Town, Wuqing District, Tianjin

E-mail:

Mobile number: ************

Signed on: February 13, 2023

乙方(盖章)：江苏易电行电动科技有限公司

法定代表人或授权代表(签字)：/s/ 赵泽彬

联系人：赵泽彬

联系地址：江苏常州科教城大连理工大学江苏研究院A座203

电子邮箱：************

手机号：************

签署日期: 2023年2月13日

Party B (seal): Jiangsu EZGO Electric Technologies Co., Ltd.

Legal representative or authorized representative (signature): /s/ Zhao Zebin

Contact: Zhao Zebin

Contact address: 203, Building A, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, Jiangsu Province

E-mail: ************

Mobile number: ************

Signed on: February 13, 2023

编号：YDX-TJJH-202302-011

丙方(盖章)：天津嘉豪自行车有限公司

法定代表人或授权代表(签字)：/s/ 胡文斌

联系人：胡文斌

联系地址：江苏常州科教城大连理工大学江苏研究院A座210

电子邮箱：************

手机号：************

签署日期: 2023年2月13日

Party C (seal): Tianjin Jiahao Bicycle Co., Ltd.

Legal representative or authorized representative (signature): /s/ Hu Wenbin

Contact: Hu Wenbin

Contact address: 210, Building A, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, Jiangsu Province

E-mail: ************

Mobile number: ************

Signed on: February 13, 2023